51-102F3 MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Quaterra Resources Inc. (the “Company” or “Quaterra”)
1100 – 1199 West Hastings St.
Vancouver, B.C.
V6E 3T5

Item 2 Date of Material Change

February 7, 2011

Item 3 News Release

A news release was issued in Vancouver, British Columbia on February 7, 2011 and distributed through Marketwire.

Item 4 Summary of Material Change

The Company and Goldcorp Inc. complete financing under Investment Framework Agreement.

Item 5 Full Description of Material Change

The IFA provides Goldcorp with an option to acquire an interest in certain mining properties held by or acquired by Quaterra in central Mexico in return for funding a two-year generative exploration program by the Company through a private placement investment of US$10 million in the Company.

The first US$4 million portion of the private placement concluded last year consisted of units at C$1.41 comprised of 3,001,418 common shares of the Company and 1,500,709 two-year share purchase warrants exercisable at C$1.76 per share to purchase up to 1,500,709 common shares of the Company.

The US$6 million portion consists of units at C$1.82 comprised of 3,293,407 common shares of the Company and 1,646,703 two-year share purchase warrants exercisable at C$2.27 per share to purchase up to 1,646,703 common shares of the Company.

Under applicable securities laws, the 3,293,407 units issued as part of this placement are subject to hold periods that will expire on June 8, 2011.

Under the IFA, Goldcorp has an option to acquire up to 65% in any property held by the Quaterra in central Mexico, with the exception of Nieves, by spending an additional US$2 million over a two-year period on advanced exploration on that property and by completing a Feasibility Study. Thereafter, Goldcorp will solely fund operations at the property until a production decision is made, at which point Quaterra will be responsible for contributing its proportionate share of expenditures.

The IFA currently includes 12 properties covering more than 950 square miles. Exploration will focus on discovering large Peñasquito-style gold-silver deposits. Ground geophysics and drilling are planned for the year. Quaterra is the operator on these projects.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

The following officer of the Company is knowledgeable about the material change disclosed in this report: Kathleen Jones-Bartels (604) 641-2781.

Item 9 Date of Report

February 7, 2011